Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Arbor Rapha Capital Bioholdings Corp. I on Form S-1 of our report dated May 26, 2021, except for fifth paragraph in Note 5, as to which the date is September 14, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Arbor Rapha Capital Bioholdings Corp. I. as of March 31, 2021 and for the period from March 4, 2021 (inception) through March 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Hartford, CT

September 14, 2021